HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                  April 5, 2015

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Preliminary Proxy Statement on Schedule 14A
            Amendment No. 1
            Filed on April 4, 2017
            File No. 001-11889


     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 1 to the Company's Preliminary Proxy Statement has been filed with the Commission. The amended proxy statement indicates that no shareholders will be eliminated as a result of the reverse stock split.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                       Very Truly Yours,

                                       HART & HART, LLC

                                       /s/ William T. Hart

                                    By
                                           William T.  Hart